2% of VC funds were invested in women-led companies this year.

1.2% of VC funds went to minority-led companies.

Is real estate any different?



2% in 2022: https://pitchbook.com/news/articles/the-vc-female-founders-dashboard

1.2% in 2022: https://news.crunchbase.com/diversity/vc-funding-black-founded-startups/

Small Change is the first equity crowdfunding platform

You can start or grow **a real estate portfolio** on Small Change. Diverse developers. Clear returns. Innovative projects building better communities everywhere.

Investors on Small Change are **change makers** who invest in the projects, people and places they love.


unlocking the
$160 billion market
segment of Impact Investing
in real estate.

Small Change is the first equity crowdfunding platform focused on:

1

Equitable & innovative projects

2

Emerging minority & women developers

3

Everyday investors

We measure the impact of each **project** with our proprietary Small Change Index.

We embrace emerging **minority & women developers**.

Everyone (18+) can invest to **build wealth** on Small Change.



1 The Change Index

SMALL CHANGE INDEX™

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport	✓	Fresh food access	✓	Even more green	✓
Transit oriented development	✓	Minimized site disturbance		Reduced parking	✓

CHANGE INDEX 9.0

How do we measure impact? The Change Index uses data points such as an area's walk- and bike-ability, public transit access, proximity to green space, availability of commercial and cultural amenities, equity and other measures of quality of life to gauge the possibilities of a project.


BENNING market

2 Over 50% of our developers are **minority** and/or **women-led.**

And our reach is growing. We have over **one hundred and twenty deals** and **qualified leads** in our pipeline, growing every day.

Projects have been listed in Arizona, California, Connecticut, D.C., Florida, Illinois, Louisiana, Massachusetts, Maryland, Michigan, New Jersey, New York, Oregon, Pennsylvania and Texas.

There are lots more to come.



3 The investors.

Not so long ago only deep-pocketed investors had access to real estate investment opportunities.

But that changed with the 2012 JOBS Act and the introduction of **Regulation Crowdfunding** in 2016. Now everyone who is 18+ can invest in the projects, developers, and cities they love.

Now, **everyone** can build a real estate portfolio for as little as $250 per investment.

We're building a market place for every day investors. Everyone can be a real estate mogul on Small Change, with the click of a button.


Real estate mogul.


Wealth builder.


Change maker.

Change we’ve made.

We use our proprietary **Small Change Index** to measure project impact with the goal of creating more **affordable**, more **equitable** and more **innovative** communities.

All projects must score at least **60%** to be listed on Small Change.

Here’s our impact report.

57% Minority/women Developers

65% Affordable housing projects

80% Underserved populations

84% Close to transit

93% Urban locations

78% Walkable locations

Statistics reflect projects listed on the Small Change platform to date.

How it **works.**

We've worked hard to **streamline** a complex (and slightly daunting) set of requirements.

Our solution is **turn-key**. With a well thought through business plan in hand, any developer can quickly and easily list an offering on Small Change.

- Small Change evaluates projects against the Change Index + other criteria like developer experience
- Small Change meets with and onboards qualified developers while continuing project diligence
- Small Change provides a seamless and SEC compliant process
- Small Change lists verified projects as investment opportunities on the platform
- Anyone 18 and over can invest in projects for as little as $250 *(or as much as they'd like)*
- Small Change charges a listing fee + a commission on the funds raised.

We're gaining traction.

To date nine real estate projects that have successfully raised funds on Small Change have gone full cycle from raising funds to project completion.

These projects have repaid their investors an average of **12.4% IRR** in initial return + interest.*

4,800
Account holders

20,000
Avg. monthly page view

40K
Owned audience

40
Projects listed

$10M+
Raised on the platform

~$2M
Returned to investors

* Past returns do not guarantee future performance

Competitors?
Not really.

More than a handful of real estate platforms have emerged.

Some (like CrowdStreet) only permit accredited investors. Others (like Fundrise) let everyone invest, but in REITS that invest in wealthy communities somewhere else.

Small Change stands alone.

Platform	Impact?	Everyone?	Min investment
Small Change	✓	✓	$200*
Fundrise		✓	$10
Groundfloor		✓	$10
Republic RE		✓	$100**
DiversyFund		✓	$500
Realty Mogul		✓	$5,000
Equity Multiple			$5,000
Crowdstreet			$25,000

* Lowest investment minimum to date

** Lowest minimum for RE offering $100 on Sept 12, 2022

How we'll **spend** the funds

Our revenue is derived through onboarding fees, offering commissions and investor management services with additional revenue streams planned.

With the funds raised through this offering we plan to...

35%

Small Change Impact Real Estate Fund

- Launch a Reg A+ offering to leverage pooled assets for impact
- Focus on funding equitable projects and diverse developers
- Let everyone 18+ invest

20%

Improve the technology platform

- Focus on streamlining the developer onboarding process
- Focus on streamlining the investment flow

20%

Expand marketing efforts

- Expand investor outreach
- Targeted developer outreach

20%

Expand the core team

- Increase offering support staff
- Add dedicated Reg A+ team

+ 5% to Wefunder for listing this offering

Our current pipeline: $85 million

Our current pipeline is $85 + million in offering goals + ~ **$350 million** more in qualified leads.

In order to reach our $10 million goal over the next year, we need to launch **25 offerings** and raise an average of **$425,000 per offering**.

Successful offerings over the last year averaged over **$430,000** in funds raised.

	Offerings in pipeline	Maximum funding goals	Average funding goal per project
	84	$345,000,000.00	$4,107,142.86
Hot leads	40	$71,200,000.00	$1,780,000.00
Listing sent	6	$7,600,000.00	$1,266,666.67
Listing signed	6	$3,300,000.00	$550,000.00
Listing live	5	$3,200,000.00	$640,000.00

Join us.
Together we'll make some change.

1. If you believe our cities should be filled with greener, more innovative and equitable projects.
2. If you believe everyone should have equal access to capital.
3. If you believe that no matter where you live or what you earn, everyone should be able to build wealth.


Real estate mogul.
Wealth builder.
Change maker.